UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

XP Inc.

___________________________________________________________________________________________________________________________________________________________________________________________

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

___________________________________________________________________________________________________________________________________________________________________________________________

(Title of Class of Securities)

G98239 109

___________________________________________________________________________________________________________________________________________________________________________________________

(CUSIP Number)

With a copy to:

Roberta B. Cherman

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400

04538-132 São Paulo, Brazil

Telephone: +55 11 3702 2245

___________________________________________________________________________________________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 6, 2023

___________________________________________________________________________________________________________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON Itaúsa S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,470,985
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 23,470,985
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,470,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)(2)
14	TYPE OF REPORTING PERSON (See instructions) HC

(1)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 447,801,661 Class A common shares outstanding as reported by the Issuer.

(2)	Each Class A common share is entitled to one vote.

Page 2 of 8 Pages

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D filed by Itaúsa S.A., a holding company organized under the laws of Brazil (“Itaúsa” or the “Reporting Person”), and IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”), on October 13, 2021, as amended by Amendment No. 1 filed by Itaúsa and IUPAR on December 9, 2021, as amended by Amendment No. 2 filed by Itaúsa on December 16, 2021, as amended by Amendment No. 3 filed by Itaúsa on March 24, 2022, as amended by Amendment No. 4 filed by Itaúsa on July 7, 2022, as amended by Amendment No. 5 filed by Itaúsa on October 5, 2022, and as amended by Amendment No. 6 filed by Itaúsa on November 17, 2022 (as amended, the “Schedule 13D”), relating to the beneficial ownership of shares of common stock, par value $0.00001 per share, of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”).

This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Person (the “Instruction C Information”).

Item 2(f) is hereby amended as follows:

(f)       See Annex A for citizenship of each director and executive officer of the Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 6, 2023, Itaúsa sold 12,000,000 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, at a price of US$18.91 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Rule 144 Sale”). As a consequence, Itaúsa’s beneficial ownership decreased to 23,470,985 Class A common shares, representing 5.2% of the outstanding Class A common shares of the Issuer’s capital stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to add the following:

(a)-(c) The information set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference.

(a) Annex B to this Statement sets forth the number of Shares (including in the form of Brazilian Depositary Receipts, or BDRs) and the aggregate percentage of the outstanding Shares beneficially owned, to the best of the Reporting Person’s knowledge, by each of the persons listed on Annex A to this Statement as of June 6, 2023.

(c) To the best of the Reporting Person’ knowledge, transactions in the Shares effected by the Reporting Person and the persons listed on Annex A (including investment vehicles owned or controlled by such persons) during the past 60 days and not previously reported are set forth below:

Name	Date of the Transaction	Amount of Shares Purchased (Sold)	Price per Share (US$)	Name of Securities Exchange
Hendson Consulting Ltd.	May 24, 2023	(28,918)	17,6482	The NASDAQ Global Select Market
Hendson Consulting Ltd.	May 25, 2023	(28,919)	18,3002	The NASDAQ Global Select Market

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference.

In connection with the Rule 144 Sale, Itaúsa undertook with BofA Securities Inc., the broker-dealer that executed the Rule 144 Sale, not to sell on a transaction pursuant to Rule 144 any of its remaining Class A common shares of the Issuer for a period of thirty (30) days from the date of the Rule 144 Sale.

Page 3 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2023

ITAÚSA S.A.

By:	/s/ Maria Fernanda Ribas Caramuru
Name: Maria Fernanda Ribas Caramuru
Title: Managing Officer

By:	/s/ Priscila Grecco Toledo
Name: Priscila Grecco Toledo
Title: Managing Officer

Page 4 of 8 Pages

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS AND CONTROLLING SHAREHOLDERS

Itaúsa S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and of Itaúsa; Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian

Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Edson Carlos de Marchi

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Henri Penchas

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of Itaúsa S.A.

Patrícia de Moraes

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 2055, cj. 41, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Raul Calfat

Citizenship: Brazilian

Business Address: Avenida Paulista, 1938, 5th. floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Roberto Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Page 5 of 8 Pages

Vicente Furletti Assis

Citizenship: Brazilian

Business Address: Av. Presidente Juscelino Kubitschek, 1909, cjs. 211, 221 and 231, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Victório Carlos De Marchi

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. and Executive Vice President of Itaúsa S.A.

Alternate: Ricardo Villela Marino

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian

Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil

Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and of Itaúsa; Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (alternate) and Executive Vice President of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

 Frederico de Souza Queiroz Pascowitch

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Maria Fernanda Ribas Caramuru

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Page 6 of 8 Pages

Priscila Grecco Toledo

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Page 7 of 8 Pages

ANNEX B

BENEFICIAL OWNERSHIP

Name	No. of Class A Shares/BDRs	% of Outstanding Class A Shares
Alfredo Egydio Setubal	0	0%
Ana Lúcia de Mattos Barretto Villela	54,562	0.01218%
Ricardo Egydio Setubal	0	0%
Roberto Egydio Setubal	0	0%
Alfredo Egydio Arruda Villela Filho	56,115	0.01253%
Ricardo Villela Marino	0	0%
Rodolfo Villela Marino	5,717	0.001277%
Henri Penchas	0	0%
Maria Fernanda Ribas Caramuru	0	0%
Priscila Grecco Toledo	55	0.00001228%
Frederico de Souza Queiroz Pascowitch	0	0%
Edson Carlos De Marchi	0	0%
Victório Carlos De Marchi	0	0%
Patricia de Moraes	0	0%
Vicente Furletti Assis	0	0%
Raul Calfat	0	0%
Total	116,449	0.0260%

Page 8 of 8 Pages